SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. 1)



                          LYNCH INTERACTIVE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock Par Value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    551146103
                                    ---------
                                 (CUSIP Number)

                                   John Fikre
                          Lynch Interactive Corporation
                             401 Theodore Fremd Ave.
                            Rye, New York 10580-1435
                                 (914) 921-8821
--------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                December 11, 2001
                                -----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

CUSIP No. 551146103                                                        13D
--------------------------------------------------------------------------------
------  NAMES OF REPORTING PERSONS
  1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Mario J. Gabelli
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                      (a)

                                                                 (b)

------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     Source of funds (SEE INSTRUCTIONS)
        PF; OO

------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
           USA
------------------------------------- ----- ------------------------------------
             NUMBER OF                : 7   SOLE VOTING POWER
                                      :
               SHARES                 :     622,090 (Item 5)
                                      :
            BENEFICIALLY              ----- ------------------------------------
                                      : 8   SHARED VOTING POWER
               OWNED                  :
                                      :     NONE
                                      :
              BY EACH                 ----- ------------------------------------
                                      : 9   SOLE DISPOSITIVE POWER
                                      :
              REPORTING               :     622,090 (ITEM 5)
                                      :
                                      ----- ------------------------------------
               PERSON                 :10   SHARED DISPOSITIVE POWER
                                      :
                WITH                  :     NONE
                                      :

------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        622,090  (ITEM 5)

------- ------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        22.1%
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN

------- ------------------------------------------------------------------------

Item 1.  Security and Issuer
-------  -------------------

     The class of equity securities to which this Amendment No. 1 to Schedule 13D relates is the Common Stock, $.0001 par value per share ("Securities") of Lynch Interactive Corporation (the "Issuer"), a Delaware corporation, with principal offices located at 401 Theodore Fremd Avenue, Rye, New York 10580. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2.           Identity and Background
-------           -----------------------

     This statement is being filed by Mario J. Gabelli ("Mario Gabelli").

     Mario Gabelli is the Chairman of the Board of Directors and Chief Executive Officer of the Issuer, with principal offices located at 401 Theodore Fremd Ave., Rye, NY 10580. Mario Gabelli also serves as the Chairman of the Board of Directors, Chief Executive Officer and Chief Investment Officer of Gabelli Asset Management Inc., a public securities and investment management company with principal offices located at 401 Theodore Fremd Ave., Rye, NY 10580.

     During the last five years, Mario Gabelli has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mario Gabelli is a citizen of the United States.

Item 5.           Interest In Securities Of The Issuer
-------           ------------------------------------

     (a) The aggregate number and percentage of Securities to which this Amendment No. 1 to Schedule 13D relates is 622,090 shares, representing 22.1% of the 2,820,051 shares outstanding as reported by the Issuer on November 1, 2001.

     (b) Mario J. Gabelli has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported by him.

     (c)  None.

     (d) With respect to 140,000 of the shares reported as beneficially owned by Mario Gabelli, a family partnership has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such Securities. Mario Gabelli is the general partner of this family partnership and has approximately a 5% interest therein.

     (e)  Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships
-------           with Respect to Securities of the Issuer
                  ----------------------------------------

     On December 11, 2001,  Mario  Gabelli  and/or  related  parties  provided a commitment (the "Gabelli Commitment") to the Issuer to finance up to $250,000,000 to purchase all the outstanding shares of Conestoga, Enterprises, Inc, provided, however, that the Issuer has agreed to use its reasonable best efforts to secure financing to consummate such acquisition without relying on the Gabelli Commitment. The Gabelli Commitment is subject to the execution of definitive documentation that will contain terms and conditions that are reasonable and customary for the type of transaction proposed, which may include collateral of the shares and assets of the acquired company as well as the issuance of convertible debt, preferred stock and/or senior subordinated debt, and which is expected to be on terms not less favorable than any financing that the Issuer obtains independent of the Gabelli Commitement. A copy of such financing commitment is filed herewith as Exhibit A and incorporated herein by reference in its entirety.

Item 7.           Material to be Filed as an Exhibit
-------           ----------------------------------

     Exhibit A: Letter from Gabelli Group Capital Partners, Inc., dated December 11,  2001.

     Exhibit B: Powers of Attorney to John Fikre from Mario J. Gabelli.

Signature
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: December 12, 2001

                                             MARIO J. GABELLI


                                             By:/s/ John Fikre
                                             Attorney-in-Fact

                                                                     EXHIBIT A



                                                         December 11, 2001


Lynch Interactive Corporation
401 Theodore Fremd Avenue
Rye, New York 10580
Attention:  Mr. Robert Dolan
            Chief Financial Officer


Ladies and Gentlemen:

     On December 7, 2001, you advised us that you are considering making an offer to purchase all the outstanding shares of common stock of Conestoga Enterprises, Inc. ("Conestoga") (the "Acquisition"). Based on our review of the information you have provided us, we understand that in order to consummate the Acquisition you are interested in obtaining up to $250,000,000 of financing (the "Financing").

     It is our further understanding that you will use your reasonable best efforts to secure the Financing without relying on this Commitment Letter. In the event that your efforts in this regard are not fully successful, we are pleased to inform you that Mario J. Gabelli and/or related parties hereby stand ready to commit the difference between the amount of the Financing that you secure independent of this Commitment Letter and $250,000,000 (the "Commitment"). There is no fee for this Commitment.

     Funding of this Commitment is subject to the negotiation and execution of definitive documentation that shall contain terms and conditions that are reasonable and customary for the type of transaction proposed, which may include collateral of the shares and assets of the Acquisition as well as the issuance by Lynch Interactive Corporation of convertible debt, preferred stock and/or senior or subordinated debt, and which we would expect to be on terms not less favorable than any financing that you obtain independent of this Commitment.

     By your signature below you hereby indemnify and hold harmless Mario J. Gabelli, Gabelli Group Capital Partners, Inc. and its affiliates, directors, officers, agents and employees from and against any expense or loss in any way arising out of or in connection with our Commitment or your interest in Conestoga, and then only to the extent not resulting from an indemnified party's gross negligence or willful misconduct. You also agree to promptly pay all of the reasonable fees and expenses, in each case following demand, of the foregoing in connection with the negotiation and implementation of any definitive financing documentation whether or not the Commitment is ultimately drawn upon or the Acquisition ultimately consummated.


     This Commitment constitutes the entire understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior agreements, written or oral, with respect hereto or thereto. This Commitment Letter is not assignable by you to any other person. THIS COMMITMENT LETTER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK. EACH OF THE UNDERSIGNED PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF OR IN CONNECTION WITH, THIS COMMITMENT LETTER, AND ANY OTHER COURSE OF CONDUCT, COURSE OF DEALING,
STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF ANY OF THE UNDERSIGNED PARTIES IN CONNECTION HEREWITH OR THEREWITH. THE PARTIES HERETO HEREBY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF THE FEDERAL AND NEW YORK STATE COURTS LOCATED IN THE CITY OF NEW YORK IN CONNECTION WITH ANY DISPUTE RELATED TO THIS LETTER AND/OR ANY MATTERS CONTEMPLATED HEREBY. IN NO EVENT SHALL ANY PARTY TO THIS COMMITMENT LETTER BE LIABLE FOR PUNITIVE OR CONSEQUENTIAL DAMAGES.

     If you agree with the foregoing, please sign and return to us the enclosed copy of this Commitment Letter no later than 5:00 p.m., New York time, on December 11, 2001. Our commitment hereunder will terminate at such time unless a copy of this Commitment Letter signed by you has been delivered to Gabelli Group Capital Partners, Inc.; provided, however, that, any term or provision hereof to the contrary notwithstanding, following your execution and delivery of this Commitment Letter, our commitment hereunder will terminate at 5:00 p.m., New York time, on January 7, 2002 unless, on or prior to such time, definitive documentation satisfactory to us and our counsel has been executed and delivered by you and us. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

     We look forward to working with you.

                                         Very truly yours,

                                         GABELLI GROUP CAPITAL PARTNERS, INC.



                                         By: /s/James E. McKee
                                         Title:  Vice President, General Counsel
                                                  and Secretary

Agreed to and Accepted
this 11th day of December, 2002

LYNCH INTERACTIVE CORPORATION



By:  /s/John Fikre
     Title:  Vice President--Corporate Development,
             General Counsel and Secretary

                                                               EXHIBIT B


                                POWER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, THAT I, Mario J. Gabelli, have made, constituted and appointed, and by these presents do make, constitute and appoint, John Fikre or Robert E. Dolan my true and lawful attorney for me and in my name, place and stead solely for the purpose of executing, filing or delivering any and all statements on Schedule 13D or Forms 3, 4 or 5 under the Securities Exchange Act of 1934 relating to securities issued by Lynch Interactive Corporation or its subsidiaries, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorney full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorney or his substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

     IN WITNESS WHEREOF, I have hereunto set my hand and seal this 9th day of July, 2001.



                                                   /s/Mario J. Gabelli
                                                      Mario J. Gabelli


     BE IT KNOWN, that on this 9th day of July, 2001, before me, Carole L. Rau, a Notary Public in and for the State of New York duly commissioned and sworn, personally came and appeared Mario J. Gabelli, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledge the within Power of Attorney to be his act and deed.

     IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year above written.


                                                   /s/Carole L. Rau
                                                      Notary Public